

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Norman J. Szydlowski
Chief Executive Officer
SemGroup Corporation
Two Warren Place
6120 S. Yale Avenue, Suite 700
Tulsa, OK 74136-4216

> **Re:** **SemGroup Corporation**
> **Form 10**
> **File No. 1-34736**

Dear Mr. Szydlowski:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director